CHANGING WORLD TECHNOLOGIES, INC.
460 West Hempstead Avenue
West Hempstead, New York 11552
February 12, 2009
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re:	Changing World Technologies, Inc. —
Registration Statement on Form S-1, Registration No. 333-152967
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Changing World Technologies, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-156374), together with all exhibits thereto, initially filed on August 12, 2008, as subsequently amended (collectively, the “Registration Statement”).
     Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.
     The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
     Please send copies of the written order granting withdrawal of the Registration Statement to Brian S. Appel at the above-mentioned address, facsimile number (516) 486-0460, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10154, facsimile number (212) 310-8007.
     If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.
Sincerely,
CHANGING WORLD TECHNOLOGIES, INC.

/s/ Brian S. Appel
Chief Executive Officer